
NORILSK NICKEL

19.07.2006

Norilsk Nickel group acquires OJSC Taimyrenergo

Today, July 19 2006, Norilsk Mining and Metallurgical Combine named after A.P. Zaveniagin (part of the Norilsk Nickel Group) acquired a 100 per cent shareholding in OJSC Taimyrenergo at a price of 7.29 billion roubles at an open auction. There were four participants in the auction, and the proposed price arrived at as a result of the auction exceeded the auction's opening price by 1.34 billion roubles.

After the close of the auction, a purchase and sale agreement was signed with OJSC Norilsk Mining and Metallurgical Combine named after Zaveniagin for the purchase of a 100 per cent shareholding in OJSC Taimyrenergo. The acquisition of OJSC Taimyrenergo will guarantee energy security to MMC Norilsk Nickel, and the fact that a 100 per cent shareholding in the company has been acquired also means that the Norilsk Nickel Group will be able to meet its own energy needs as well as being able to provide for the heating and energy needs of the Norilsk Industrial Region.

On October 1 2005, the assets of Taimyrenergo and PO Norilskenergo were leased out to OJSC Norilsk – Taimyr Energy Company for a period of 10 years. Forty nine percent of the shares in the company belong to RAO UES Russia, and fifty one pre cent to MMC Norilsk Nickel.

The Norilsk region is peculiar in that it is isolated from Russia's energy supply system. The main consumer of electricity in the region (accounting for more than 90 per cent of demand) is MMC Norilsk Nickel.


NORILSK NICKEL

17.07.2006

MMC Norilsk Nickel signs contract with German shipyard Aker MTW Werft GmbH to build four ice-class vessels

MMC Norilsk Nickel has signed a contract with the German shipyard Aker MTW Werft GmbH for the construction of four ice-class container ships.

According to the terms of the contract, the new arctic vessels should be delivered to MMC Norilsk Nickel during a period from the beginning of the third quarter of 2008 to the end of the first quarter of 2009. Each vessel will have specifications equivalent to the diesel-electric ice-class vessel "Norilsk Nickel". This unique vessel has been operating along the North Sea Route under the Russian state flag since April 15 of this year. The total value of the contract comes to 320 million euros. The contract allows for the possibility of a fifth arctic container ship to be constructed.

As MMC Norilsk Nickel's Deputy General Director Dmitry Cheskis has observed, the development of a full-scale fleet of five or six vessels (to be undertaken in accordance with the company's development strategy) will provide for MMC Norilsk Nickel's independence in terms of transportation along the North Sea Route.


NORILSK NICKEL

21.07.2006

MMC Norilsk Nickel announces production figures for 1st half of 2006

Mining and Metallurgical Company (MMC) Norilsk Nickel ("The Company") announces preliminary consolidated production figures of its Polar Division and Kola MMC for the first half of 2006.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel, announced that the Company fulfilled its second quarter and first half 2006 production plan for nickel and copper, producing 61 thousand metric tons of nickel and 109 thousand metric tons of copper from April through June 2006. Overall production volumes for the first half of 2006 reached 121 thousand metric tons of nickel and 218 thousand metric tons of copper.

The Company produced 881 thousand ounces (27.4 metric tons) of palladium and 215 thousand ounces (6.7 metric tons) of platinum during the second quarter of 2006. Overall production volumes for the first half of 2006 reached 1.656 million ounces (51.5 metric tons) of palladium and 398 thousand ounces (12.4 tons) of platinum. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those that were produced at Stillwater Mining Company.

In addition, Tav Morgan informed that expected nickel and copper production for 2006 remains in line with the production plan, calling for an estimated 243-248 thousand metric tons of nickel and 422-427 thousand metric tons of copper.

The Company is raising its 2006 production forecast for palladium to between 3.05-3.10 million ounces (95-96 metric tons) and platinum to 720-730 thousand ounces (22-23 metric tons).

Since the third quarter of 2005, Norilsk Nickel has been releasing quarterly nickel and copper production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.